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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    FORM 12B-25

                                                Commission File Number 000-23369

                            NOTIFICATION OF LATE FILING

[X] FORM 10-KSB  [ ] FORM 20-F   [ ] FORM 11-K   [ ] FORM 10-Q   [ ] FORM N-SAR

     For period Ended: December 31, 1998

[X] Transition Report on Form 10-KSB
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended: December 31, 1998

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                       PART I

                               REGISTRANT INFORMATION

Full Name of registrant: Fix-Corp International, Inc.

Former name, if applicable: N/A

Address of principal executive office: 3637 South Green Road, Suite 201

City, state and zip code: Beachwood, OH 44122


                                      PART II

                              RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,


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     or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. See Exhibit A filed herewith.


                                      PART III

                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As reported on Form 8-K dated as of February 15, 1999 ("8-K"), which is incorporated herein by reference, on February 17, 1999, Fix-Corp International, Inc. (the "Company") filed a voluntary petition for protection from creditors under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the Southern District of Ohio, Eastern Division, Case No. 99-51289. Recently, bankruptcy schedules were filed and a meeting of creditors was held on March 23, 1999. The meeting was continued to April 5, 1999. The Bankruptcy Court (the "Court") has approved the appointment of bankruptcy counsel. A temporary cash collateral order was entered by the Court authorizing the use of monies to continue to operate until a plan of reorganization can be filed. The dislocations associated with the subject bankruptcy filing have caused internal corporate delays in the preparation of the audited financial statements for the fiscal year ended December 31, 1998 ("Financial Statements").

     Preparation and filing of the 10-KSB for the period ended December 31, 1998 requires the use of counsel familiar with the federal securities laws as well as an independent auditor familiar with SEC accounting procedures. Compounding and occurring contemporaneously with the bankruptcy situation are two additional factors. First, the recent change in the Company's certifying accountant, as reported in its 8-K, has exacerbated the delays in the preparation of the subject Financial Statements. Second, the Company is in the process of retaining new securities counsel. Court approval is required before the Company can retain a replacement auditor and such counsel. Accordingly, the Company is seeking Court approval for the engagement of these professionals. The matter is set for hearing on March 31, 1999.


                                      PART IV

                                 OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Mark Fixler - 216-292-3182.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the


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Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    To the best of our knowledge at this time:  [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            FIX-CORP INTERNATIONAL, INC.
                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1999                    By:  /s/ Mark Fixler
                                             ----------------------------
                                             Mark Fixler, Chairman & CEO

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                                                                    EXHIBIT A

                                               HARMON & COMPANY, C.P.A., INC.
                                                  6089 FRANTZ ROAD, SUITE 103
                                                           DUBLIN, OHIO 43017
                                                               (614) 792-9833
                                                           FAX (614) 792-9834

                                                                  MARCH 30, 1999

FIX-CORP INTERNATIONAL, INC.
3637 S. GREEN ROAD, SUITE 201
BEACHWOOD, OH 44122

RE: FIX-CORP INTERNATIONAL, INC. (THE "COMPANY")

GENTLEMEN:

     WITH RESPECT TO THE FILING OF FORM 12b-25, PLEASE BE ADVISED THAT YOUR AUDITED FINANCIAL STATEMENTS WILL NOT BE AVAILABLE ON A TIMELY BASIS FOR TWO
(2) REASONS AS FOLLOWS:

     1.) THE COMPANY'S RECENT VOLUNTARY PETITION FOR PROTECTION FROM CREDITORS UNDER CHAPTER 11 OF TITLE 11 OF THE U.S. BANKRUPTCY CODE IN THE SOUTHERN DISTRICT OF OHIO, EASTERN DIVISION. THIS FILING TOOK PLACE ON FEBRUARY 17, 1999, WAS REPORTED TO THE SEC ON FORM 8-K ON FEBRUARY 8, 1999 AND HAS CAUSED DELAYS IN THE PREPARATION OF THE AUDITED FINANCIAL STATEMENTS,

     2.) THE RECENT (FEBRUARY 15, 1999) CHANGE IN THE REGISTRANT'S CERTIFYING ACCOUNTANTS WHICH WAS REPORTED TO THE SEC ON FORM 8-K ON FEBRUARY 8, 1999 AND HAS CAUSED DELAYS IN THE PREPARATION OF THE AUDITED FINANCIAL STATEMENTS

                                   SINCERELY,

                                   /S/ JOHN E. HARMON
                                   ---------------------------------------
                                   JOHN E. HARMON



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                 MEMBERS OF THE AICPA,   SEC PRACTICE SECTION
                 OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
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